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                                                                       EXHIBIT 8

                [LETTERHEAD OF COOPERS & LYBRAND APPEARS HERE]



October 4, 1996

Sterling Healthcare Group, Inc.
6855 South Red Road, Suite 400
Coral Gables, FL 33143

Re:  Agreement and Plan of Merger by and
     among FPA Medical Management, Inc.,
     Sterling Acquisition Corporation and
     Sterling Healthcare Group, Inc.

Gentlemen:

We have acted as tax advisors to Sterling Healthcare Group, Inc., a Florida Corporation (the Company) in connection with the proposed merger (Merger) of Sterling Acquisition Corporation (Acquisition) with and into the Company, pursuant to the terms of the Agreement and Plan of Merger dated as of May 19, 1996 (Agreement) by and among FPA Medical Management, Inc. (FPA), the Company and Acquisition, each as described in the Registration Statement on Form S-4 to be filed by the FPA with the Securities and Exchange Commission of 1933 (Registration Statement). This opinion is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement and Plan of Merger dated as of May 19, 1996.

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Agreement, (ii) the Registration Statement and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity of original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

This opinion is conditioned upon (a) the Merger taking place in the manner described in the Agreement and (b) there being no change in the Code, United States Treasury regulations,
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Sterling Healthcare Group, Inc.

October 4, 1996
Page 2

judicial decisions, or administrative rulings and pronouncements of the Internal Revenue Service between the date hereof and the date of the closing of the Merger (Closing Date).

This opinion is further conditioned upon our receiving such executed letters of representation as we shall request. We have not been asked to, nor have we undertaken to, verify the accuracy of any representations made to us and the inaccuracy of any representation could alter our opinion. This opinion shall be effective only at such time as we receive those letters and confirm our opinion in writing on the Closing Date, and in the absence of such confirmation, will be deemed to have been withdrawn.

Finally, this opinion is based upon the assumptions that (a) the Company shareholders have no plan or intention to sell or dispose of the shares of the Common Stock of FPA (FPA Shares) received in the Merger that would reduce their holdings to a number of FPA Shares having in the aggregate a fair market value of less than 50 percent of the total fair market value of the shares of the Company (the Company Shares) outstanding immediately prior to the Merger; (b) there is no present plan or intention as part of the reorganization to transfer part or all of the assets of Acquisition or the Company that the Company holds immediately after the Merger to any person other than a corporation "controlled" (within the meaning of Section 368(c) the Code) by the Company; and (c) there is no present plan or intention as part of the reorganization to transfer part or all of the shares of the Company that FPA holds immediately after the Merger to any person other than a corporation "controlled" by FPA. If these assumptions are not correct, the Merger may not qualify as a tax-free reorganization and, therefore, our opinion could be altered. For purposes of rendering this opinion, we have not been requested to undertake, nor have we undertaken, any investigation or inquiry as to whether these assumptions are and will be correct.

Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and FPA, Acquisition and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

As a tax-free reorganization, the Merger will have the following Federal income tax consequences for the Company shareholders, the Company and FPA:

     1. In accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by holders of common stock, par value $.0001 per share of the Company (the Company Common Stock) as a result of the exchange of such shares for shares of FPA common stock, par value $.002 per share (FPA Common Stock) pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a shareholder of Company in lieu of a fractional share will be treated as
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Sterling Healthcare Group, Inc.

October 4, 1996
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        received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in the Company Common Stock allocable to such fractional share interest.

        2. The tax basis of the shares of FPA Common Stock received by each shareholder of the Company will equal the tax basis of such shareholder's shares of the Company Common Stock (reduced by an amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

        3. The holding period for the shares of FPA Common Stock received by each shareholder of the Company will include the holding period for the shares of the Company Common Stock of such shareholder exchanged in the Merger.

        4.   FPA will not recognize gain or loss as a result of the Merger.

        5. The Company will not recognize gain or loss as a result of the Merger.

Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Agreement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 referred to above and filed by the FPA with the Securities and Exchange Commission.


Very truly yours,

/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P